UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.   20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                  Great Southern Bancorp, Inc.
             ---------------------------------------
                        (Name of Issuer)

             Common Stock Par Value $0.01 Per Share
            -----------------------------------------
                 (Title of Class of Securities)

                            390905107
                      --------------------
                         (CUSIP Number)

                        Robert M. Mahoney
                        909 E. Trafficway
                     Springfield, MO  65802
                          417-866-5250
-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         April 22, 1997
    -------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

This amendment constitutes amendment No. 1 to the Schedule 13D originally filed by Mr. Robert M. Mahoney, Tri-States Service Company and Joyce B. Mahoney on October 18, 1993, and is being filed on behalf of Robert M. Mahoney, Tri-States Service Company and Joyce B. Mahoney.

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 2 of 8 Pages

1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Robert M. Mahoney    ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS *
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

                 |7  SOLE VOTING POWER
                 |       486,184
NUMBER OF        |
SHARES           |8  SHARED VOTING POWER
BENEFICIALLY     |
OWNED BY         |
EACH             |9  SOLE DISPOSITIVE POWER
REPORTING        |       486,184
PERSON           |
WITH             |10 SHARED DISPOSITIVE POWER
                 |
                 |
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES *                                                   / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0%


14 TYPE OF REPORTING PERSON *

      IN

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 3 of 8 Pages

1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Joyce B. Mahoney    ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS *
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

                 |7  SOLE VOTING POWER
NUMBER OF        |
SHARES           |8  SHARED VOTING POWER
BENEFICIALLY     |      0  Beneficial ownership is disclaimed as
OWNED BY         |  to the 486,184 shares held by Robert M.
EACH             |  Mahoney and Tri-States Service Company.
REPORTING        |9  SOLE DISPOSITIVE POWER
PERSON           |
WITH             |10 SHARED DISPOSITIVE POWER
                 |      0  Beneficial ownership is disclaimed as
                 |  to the 486,184 shares held by Robert M.
                 |  Mahoney and Tri-States Service Company.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,184   Beneficial ownership is disclaimed as to the 486,184
shares held by Robert M. Mahoney and Tri-States Service Company.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES *                                                   / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0%


14 TYPE OF REPORTING PERSON *

      IN

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 4 of 8 Pages

1  NAME OF REPORTING PERSON
   SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
     Tri-States Service Company    47-0352143

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS *
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) OR 2(E)                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Missouri

                 |7  SOLE VOTING POWER
NUMBER OF        |
SHARES           |8  SHARED VOTING POWER
BENEFICIALLY     |      0  Beneficial ownership is disclaimed as
OWNED BY         |  to the 486,184 shares held by Robert M.
EACH             |  Mahoney and Tri-States Service Company.
REPORTING        |9  SOLE DISPOSITIVE POWER
PERSON           |
WITH             |10 SHARED DISPOSITIVE POWER
                 |      0  Beneficial ownership is disclaimed as
                 |  to the 486,184 shares held by Robert M.
                 |  Mahoney and Tri-States Service Company.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,184   Beneficial ownership is disclaimed as to the 486,184
shares held by Robert M. Mahoney and Tri-States Service Company.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES *                                                   / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0%


14 TYPE OF REPORTING PERSON *

      CO

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 5 of 8 Pages

Item 1  SECURITY AND ISSUER

Common Stock, par value $0.01 per share (the "Common Stock")

Great Southern Bancorp, Inc. (the "Issuer")
1451 E. Battlefield
Springfield, MO  65804

Item 2  IDENTITY AND BACKGROUND


(a) Name
      (i)    Robert M. Mahoney
      (ii)   Joyce B. Mahoney
      (iii)  Tri-States Service Company


  (b) Business Address
        909 E. Trafficway
        Springfield, MO  65802


  (c) Principal Occupation

        Mr. Robert M. Mahoney is the President, Director and
Controlling Person of Tri-States Service Company

        Mrs. Joyce B. Mahoney is the Secretary and Director of
Tri-States Service Company

        Tri-States Service Company is a corporation engaged in the textile leasing business, organized in the State of Missouri


  (d) Criminal Convictions
        None.


  (e) Civil Judgments Concerning Violations of State or Federal
      Securities Laws
        None.


  (f) Citizenship
        Mr. and Mrs. Mahoney are citizens of the United States of America and Tri-States Service Company is a corporation organized under the laws of the State of Missouri.

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 6 of 8 Pages

Item 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of funds of original purchase was from the banking account of Tri-States Service Company and no part of the original purchase price was represented by funds or consideration borrowed.


Item 4  PURPOSE OF TRANSACTION

All shares were acquired for investment purposes.

(a) Neither Mr. Mahoney, Mrs. Mahoney nor Tri-States Service Company have any commitment to acquire additional shares of stock. The reporting persons intend to review their investment in the stock from time to time and may seek to acquire further shares or may sell shares.


(b) Not applicable.


(c) Not applicable.


(d) Not applicable.


(e) Not applicable.


(f) Not applicable.


(g) Not applicable.


(h) Not applicable.


(i) Not applicable.


(j) Not applicable.

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 7 of 8 Pages


Item 5  INTEREST IN SECURITIES OF ISSUER


(a) Aggregate number of shares of Common Stock beneficially
owned:  Robert M. Mahoney            486,184
        Tri-States Service Company         0
        Joyce B. Mahoney                   0

   (The shares held owned by Robert M. Mahoney include 95,650 shares held by Tri-States Service Company which Robert M. Mahoney is deemed to have beneficial ownership for purposes of the table by Rule 13d-3(d) under the Exchange Act. These 95,650 shares are excluded from the shares owned by Tri-States Service Company as they disclaim beneficial ownership of these shares.)



(b) Number of shares of Common Stock as to which such person has:

    Sole voting power:        Robert M. Mahoney          486,184
                              Tri-States Service Company       0
                              Joyce B. Mahoney                 0

    Shared voting power:      Robert M. Mahoney                0
                              Tri-States Service Company       0
                              Joyce B. Mahoney                 0

    Sole Dispositive Power:   Robert M. Mahoney          486,184
                              Tri-States Service Company       0
                              Joyce B. Mahoney                 0

    Shared Dispositive Power: Robert M. Mahoney                0
                              Tri-States Service Company       0
                              Joyce B. Mahoney                 0

(c) On April 22, 1997, 100,000 shares were sold for $17 15/16 per share by Robert M. Mahoney. The transaction was effected through the clearing firm of Hanifen, Imhoff Clearing Corp. and introduced by A. B. Wately Inc.

(d) None

(e) Not applicable.

                          SCHEDULE 13D
CUSIP No. 390905107                           Page 8 of 8 Pages


Item 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF ISSUER.

       None.


Item 7  MATERIAL TO BE FILED AS EXHIBITS

       The Joint Filing Agreement is filed herewith in response to this item as Exhibit A hereto.



   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated July 3, 1997          /s/ Robert M. Mahoney
                            -------------------------
                             Robert M. Mahoney




























                                                      Exhibit A


                    Joint Filing Agreement


    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Amendment No. 1 of
Schedule 13D with respect to the Common Stock, par value $0.01 per share of Great Southern Bancorp, Inc. a Delaware Corporation, held by the undersigned and such further amendments as may be required and authorize Robert M. Mahoney to execute such form on behalf of the other reporting persons. The undersigned also consent to this Joint Filing Agreement being included as an exhibit to any such joint filing.


Dated:   July 3, 1997         /s/ Robert M. Mahoney
                              ___________________________________
                              Robert M. Mahoney



Dated:   July 3, 1997         /s/ Joyce B. Mahoney
                              ___________________________________
                              Joyce B. Mahoney



                              Tri-States Service Company


Dated:   July 3, 1997         /s/ Robert M. Mahoney
                              ___________________________________
                              By: Robert M. Mahoney, President